Exhibit 99.3

To:	All Employees

From	David E. I. Pyott, Chairman of the Board and CEO

Re:	Business Update

Today, we announced earnings results for the second quarter of 2014, in addition to announcing some difficult but necessary business decisions as part of our outlook for performance in the coming 5 years.

Allergan recorded the strongest increase in absolute dollar sales increase in any quarter in our history. This is a testament to our ability to remain focused on our customers and results from the many regulatory approvals in recent years. I would like to thank you for making this possible. In the outlook provided today we are projecting double digit revenue annually until 2019. However, as we grow, we must constantly evolve our business to proactively address the challenges inherent to being a large, complex organization and remain competitive in a rapidly evolving global marketplace.

As we have shared previously, through Project Endurance, we have identified a number of opportunities to optimize our structure and processes, prioritize our highest value investments and deliver long-term growth and increased stockholder value. During the past few weeks, we have carefully and thoroughly evaluated these opportunities to ensure that any potential decisions or actions help position Allergan for continued success while staying true to our culture and values. After completing this review, we have made the decision to restructure our operations in a number of areas. As a result, we will be closing our sites in Santa Barbara, Medford and Carlsbad and we will be reducing the size of our overall workforce by 13 percent, which will affect approximately 1,500 employees.

While recent events may have impacted the timing of these initiatives, we believe the decisions we have announced today are the right thing to do for our Company, customers and stockholders.

Implementing these changes will take time, and therefore we anticipate the restructure will not be completed until January 2015. We recognize that you have questions about this news and invite you to participate in a Town Hall Meeting today at 11:00 a.m. PT with Doug Ingram, President, and Scott Whitcup, M.D., Executive Vice President, Research & Development, Chief Scientific Officer. Further details about the Town Hall meeting are attached.

While important and necessary, the changes we have announced today will make it a challenging time for all Allergan employees. I would like to extend my thanks for your continued contributions and your commitment to our Company. As we move forward, we will work through these changes together, as a galvanized and motivated organization that understands the need to raise the bar even higher on our performance and become an even stronger company.